

Mail Stop 3030

March 13, 2009

VIA U.S. MAIL and FACSIMILE: (305) 358-7095

Mr. Mingfei Yang
Chief Financial Officer
China INSOnline Corp.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

> **RE:** **China INSOnline Corp.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-20532**

Dear Mr. Yang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend or revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended December 31, 2008
Item 1. Financial Statements
Note 1. Organization and Principal Activities, page F-5

1.   We refer to our prior comment 10. Please tell us where you have provided the
        additional disclosure regarding powers of attorney granted by the shareholders of
        ZYTX to ZBDT as described in underlying agreements in your subsequent filings.

Note 4. Summary of Significant Accounting Policies, page F-8
Revenue Recognition

2.   We refer to our prior comment 12. Please tell us where you have provided the
        additional disclosure relating to paragraphs 9 and 18 of EITF 00-21 in subsequent
        filings.

Prepaid Advertising Costs

3.   We refer to our prior comment 14. With respect to prepaid advertising, in future
        filings please make accounting policy disclosure that clarifies how you apply
        paragraphs .26 and .49 of SOP 93-7.

Note 12. Acquisition of Company, page F-17

4.   We see that $4.5 million of the $5.9 million paid to acquire GHIA was allocated
        to a non-amortizing intangible asset assigned to the license to operate an
        insurance agency business in China. In light of the unusually significant
        allocation of purchase price to an operating license, please help us understand the
        basis in GAAP for your purchase allocation. In that regard please explain:

        • Please tell us why you believe the operating license is an intangible asset
          under paragraph 39 of SFAS 142. In that regard, also tell us what you did to
          identify any other intangible assets acquired in the GHIA transaction.
        • Please describe to us the terms and conditions of this license, including the
          rights conveyed, life and renewal provisions.
        • Explain to us any unusual factors about a license to operate an insurance
          agency in China leading to the unusually significant purchase allocation to
          that license.
        • As it appears that GHIA has only recently begun operations, please tell us
          why you acquired GHIA as opposed to obtaining an operating license directly
          from the relevant government authority. In that regard, please explain the
          complexities and estimated costs if you had obtained that license directly from
          the relevant government authority.

- You disclose that GHIA performs services "similar to those of the Company in China" and we see that you currently operate an insurance agency business in China. Tell us whether you currently have a license to operate an insurance agency in China. If so, explain to us what it cost to obtain that license and the business purpose of the second license.
- Tell us how you applied paragraph 11 of SFAS 142 in assigning an indefinite live to the operating license. In that regard, explain the basis for your disclosure that the license will generate indefinite cash flows.
- Explain to us why management believes that the operating license has a fair value of $4.5 million at acquisition. In that regard, explain to us how the operating license asset was valued, including a description of the significant methods, models and assumptions applied.
- If fair value was determined based on discounted future cash flows, please explain to us how those expected cash flows were determined. In that regard, it appears that GHIA reported only minor revenues prior to the acquisition.
- Tell us how you evaluated whether GHIA was a business for SFAS 141 purposes. Please refer to paragraph 9 of SFAS 141 and EITF 98-3.
- Explain to us any pre-acquisition business or family relationships between your shareholders, management and directors and those of GHIA. Also, explain to us any continuing involvement of the former shareholder of GHIA in the acquired business.

5. On page F-10 you indicate that the fair value assigned to the operating license was determined by an independent appraisal company. Please tell us the nature and extent of the third-party's involvement in your decision-making process associated with the referenced valuation. While you (management) may elect to take full responsibility for valuing the intangible asset, if you choose to continue to refer to the expert, you may need to revise to name the expert and include their consent as an exhibit to any registration statement that includes or incorporates this disclosure in compliance with Securities Act Rule 436. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 2
Liquidity and Capital Resources, page 20
Cash Flow

6.   It appears that other receivables included the receivable from the former
        shareholder of GHIA and that you reported the subsequent collection of that
        receivable as an operating activity. Please tell us why collection of the receivable
        from the former shareholder of GHIA is appropriately characterized as an
        operating activity under the classification guidance from SFAS 95.

Liquidity

7.   You have a substantial amount accrued for income taxes and business taxes,
        totaling approximately $4.5 million and $1.5 million, respectively, as of
        December 31, 2008. In future filings, please disclose when the accrued taxes are
        due and payable.   As necessary, please also disclose how you plan to fund these
        substantial liabilities.

Item 4. Controls and Procedures, page 22

8.   You disclose that your principal executive officer and principal financial officer
        concluded that disclosure controls and procedures as of December 31, 2008 are
        "effectively designed."   In future filings please disclose whether disclosure
        controls and procedures "are effective" or "are not effective."   Please refer to
        Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b).

9.   As a related matter, you also disclose that disclosure controls and procedures as of
        December 31, 2009 are effectively designed "to ensure that information required
        to be disclosed or filed by us is recorded, processed or summarized, within the
        time periods specified in the rules and regulations of the U.S. Securities and
        Exchange Commission." If you elect to include any qualifying language as to the
        effectiveness conclusion, in your future filings such language should be consistent
        with the full two sentence definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e) of the Exchange Act. Alternatively, if true, your
        disclosure could simply indicate that your officers determined that "disclosure
        controls and procedures are effective" without any further qualifications or
        attempts to define the term.

Mr. Mingfei Yang
China INSOnline Corp.
March 13, 2009
Page 5

We also see that the first sentence of the disclosure expresses a slightly different definition of disclosure controls and procedures from that appearing after the phase "effectively designed." Please also apply the substance of this comment to the first sentence. That is, either provide a simple reference to the relevant Exchange Act rule or provide a definition consistent with the full two sentence definition of disclosure controls and procedures.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant